
March 10, 2011

Via E-mail
Mr. Donald F. Volk
Chief Financial Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, PA 19087

  Re: **Kenexa Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 9, 2010
    File No. 000-51358

Dear Mr. Volk:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief